UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 21, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN sells part of Telfort spectrum to T-Mobile Netherlands, dated 21 November 2006.

Press release

KPN sells part of Telfort spectrum to T-Mobile Netherlands	Date 21 November 2006

Number
080pe

KPN and T-Mobile have reached agreement on the transfer of part of Telfort’s GSM-spectrum to T-Mobile Netherlands as per September 1, 2007. This involves 5MHz of spectrum in the 900MHz band. Financial details will not be disclosed.

This agreement will enable T-Mobile to use 900 spectrum in its own network. KPN will no longer need this spectrum next year, as a consequence of the integration of KPN and Telfort’s GSM radio networks.

The transfer requires approval from the Ministry of Economic Affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 24, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel